SSS presented a growth of 2.6%

June 2006 Sales Performance

São Paulo, Brazil, July 13, 2006 — Companhia Brasileira de Distribuição [NYSE: CBD; BOVESPA: PCAR4 (PN)], announces its sales performance for June 2006 (preliminary and non-audited). Information is presented on a consolidated basis and it is denominated in Reais, in accordance with Brazilian Corporate Law.

June 2006 gross sales reached R$ 1,255.6 million and net sales amounted to R$ 1,053.4 million, representing increases of 3.6% and 4.4%, respectively, when compared to the same prior year period.

June same store sales recorded a growth of 2.6%. This is a result of a good performance of non-food products (24.2%) mainly electronic products, as well as a slight upturn in relation to the previous months (although still negative) of food products sales (-3.8%), which are affected by foreign exchange effect and by price deflation of certain category of products.	Among the factors which contributed to a positive performance seen in June, we point out the World Cup, the income effect (benefited by an increase of minimum wage as from May) and the strategy adopted by the Company, which aims more attractive prices seeking higher competitiveness. CBD's gross sales in 2Q06 amounted to R$ 3,978.5 million, an increment of 4.9% when compared to the previous year. Net sales reached R$ 3,332.8 million, a growth of 5.6% in relation to 2005. Same store sales had a positive performance of 2.5% in the period.

Note: Same store sales figures include only stores with, at least, 12 months of operation	COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (CBD)
Statements included in this report regarding the Company's business prospects, the outlook for operating and financial results, and referring to the Company's growth potential are merely projections and were based on Management's expectations regarding the Company's future. Those projections are highly dependent on market changes, on the Brazilian general economic performance, on the industry and on international markets and are, therefore, subject to change.	Daniela Sabbag Investor Relations
Phone: (11) 3886-0421 Fax: (11) 3884-2677
e-mail: cbd.ri@paodeacucar.com.br website: www.cbd-ri.com.br